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April 7, 2017

Via EDGAR and e-mail

John Ganley
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	ALAIA Market Linked Trust, Series 4-1 Amendment No. 3 to Registration Statement on Form S-6 Filed April 7, 2017 File Nos.: 333-215634 and 811-23095

Dear Mr. Ganley:

On behalf of our client, ALAIA Market Linked Trust (the “Trust”), we submitted to the Securities and Exchange Commission on April 7, 2017 Pre-effective Amendment No. 3 to the above-referenced registration statement (the “Amendment”).  The Amendment incorporates responses to the comments discussed orally with Edward Bartz.

We identify in bold the Staff’s comment and note in regular type our response.  Page number references in our responses refer to the EDGAR version of the Amendment.

Principal Investment Strategy (Page 3)

1.	Please add a sentence highlighting the concentration of portfolio securities in the industrials sector, and a related risk factor.

We have noted the concentration in industrials in “Principal Investment Strategy” and also added a related risk factor on page 4 of both prospectuses.

************

We appreciate the Staff’s time and attention to the Amendment.  Please call me at (212) 336-4177 with any questions.

John Ganley
U.S. Securities and Exchange Commission
April 7, 2017

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:           Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner